

February 23, 2023

Zhengjun Tao
Chief Executive Officer
Haoxin Holdings Limited
Room 329-1, 329-2, No.1 Xingye Yi Road
Ningbo Free Trade Zone
Ningbo, Zhejiang Province 315807
People's Republic of China

      Re: Haoxin Holdings Limited
             Registration Statement on Form F-1
             Filed February 10, 2023
             File No. 333-269681

Dear Zhengjun Tao:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 17, 2023 letter.

Registration Statement on Form F-1 filed February 10, 2023

Overview, page 2

1. We note that you have revised disclosure to describe your truckload fleet as of June 30, 2022, rather than as of the date of the prospectus. Please revise to also provide such information as of a recent date.

Risk Factor Summary
No established public market for our shares prior to this offering, page 19

2. Please revise to clarify your statement in this section that your "ordinary shares will not be listed on any exchange or quoted for trading on any over-the-counter trading system." In that regard, we note your disclosure that if Nasdaq does not approve the listing application, this offering cannot be completed.

Risk Factors
We are a "foreign private issuer," and our disclosure obligations differ from those of U.S. domestic reporting companies, page 53

3. Please revise to clarify your disclosure that you will be exempt from rules requiring the filing of current reports on Form 6-K. In that regard, it is not clear why you would be exempt from the rules requiring the filing of reports on Form 6-K.

ENFORCEABILITY OF CIVIL LIABILITIES, page 171

4. We note your response to prior comment two and reissue it in part. Please revise to clarify those of your officers and directors who are located in the PRC and those that are located in Hong Kong.

Financial Statements
General, page F-1

5. Referencing your response to prior comment 5 per your response letter dated December 23, 2022, please advise whether you still intend to include updated audited financial statements for the fiscal year ended December 31, 2022 in a future amendment to your filing. Otherwise please comply with the financial statement updating requirements of Form 20-F Item 8.A.4. and Instructions to Item 8.A.4., applicable by way of Form F-1 Item 4.a.

Unaudited Interim Financial Statements as of and for the Six Months ended June 30, 2022
Note 13 - Shareholders' Equity, page F-28

6. Please expand your disclosure to describe whether your additional paid in capital balance of $2,957,300, as presented on page F-4, was contributed in cash or in other manner. Pursuant to Item 9.E.1. of Form 20-F, applicable via Form F-1 Item 4.a., ensure that only the cash contribution amount is reflected in the consideration by existing shareholders per your dilution table on page 62.

Note 15 - Subsequent Events, page F-29

7. We note you disclosed that on January 19, 2023, you issued 528,000 Class A ordinary shares and 4,799,556 Class B ordinary shares to TZJ Global (BVI) Limited, and 6,671,444 Class A ordinary shares to 15 investors.

Please expand your disclosure to clarify whether you received any consideration in exchange for these issuances of shares, and if no consideration, reason for the issuances. Additionally, tell us how you have considered SAB Topic 4:D. and ASC 260-10-55-12 in concluding that these shares did not require retroactive adjustments to your historical financial statements for all periods presented, including earnings per share.

Exhibits

8.   Please have counsel revise the opinion filed as Exhibit 5.1 to include the number of shares being offered and upon which counsel is opining. Also, Exhibit 5.1 contains references to Warrant Shares, and Underwriter Warrants and the underlying Warrant Shares, which do not appear to be a part of this offering. Please have counsel revise or advise.

9.   Please update your exhibit index to include any employment contracts required by Item 601(b)(10) of Regulation S-K, as contemplated by Item 8 of Form F-1, rather than the "forms of" employment agreement, director offer letter, and independent director offer letter. In the alternative, please tell us if these agreements are not required to be publicly filed in your home country, are not otherwise publicly disclosed, and therefore are not filed based on Item 601(b)(10)(iii)(C)(5) of Regulation S-K.

General

10.   Please revise your registration statement to include signatures of at least a majority of your board of directors. Refer to Instruction 1 of the signature page to Form F-1.

You may contact Joseph Klinko, Staff Accountant, at 202-551-3824 or Lily Dang, Staff Accountant, at 202-551-3867 if you have questions regarding comments on the financial statements and related matters. Please contact Liz Packebusch, Staff Attorney, at 202-551-8749 or Laura Nicholson, Special Counsel, at 202-551-3584 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: William S. Rosenstadt